Exhibit 12
BB&T Corporation
Earnings To Fixed Charges

	Six Months
	Ended June 30,		Years Ended December 31,
	2013	2012	2012	2011	2010	2009	2008

	(Dollars in millions)
Earnings:
Income before income taxes	$1,534	$1,363	$2,792	$1,628	$969	$1,036	$2,079
Plus:
Fixed charges	502	607	1,130	1,442	1,855	2,108	3,023
Less:
Noncontrolling interests	32	34	49	43	38	24	10
Capitalized interest	―	―	―	―	―	―	2
Earnings	2,004	1,936	3,873	3,027	2,786	3,120	5,090

Less:
Interest on deposits	164	228	429	610	917	1,271	1,891
Earnings, excluding interest on deposits	$1,840	$1,708	$3,444	$2,417	$1,869	$1,849	$3,199

Fixed charges:
Interest expense	$465	$573	$1,060	$1,378	$1,795	$2,040	$2,969
Capitalized interest	―	―	―	―	―	―	2
Interest portion of rent expense	37	34	70	64	60	68	52
Total fixed charges	502	607	1,130	1,442	1,855	2,108	3,023
Less:
Interest on deposits	164	228	429	610	917	1,271	1,891
Total fixed charges, excluding interest on deposits	338	379	701	832	938	837	1,132

Dividends/accretion on preferred stock (1)	79	11	87	―	―	146	29

Total fixed charges and preferred dividends	$581	$618	$1,217	$1,442	$1,855	$2,254	$3,052

Total fixed charges and preferred dividends, excluding interest on deposits	$417	$390	$788	$832	$938	$983	$1,161

Earnings to fixed charges:
Including interest on deposits	3.99x	3.19x	3.43x	2.10x	1.50x	1.48x	1.68x

Excluding interest on deposits	5.44x	4.51x	4.91x	2.91x	1.99x	2.21x	2.83x

Earnings to fixed charges and preferred dividends:
Including interest on deposits	3.45x	3.13x	3.18x	2.10x	1.50x	1.38x	1.67x

Excluding interest on deposits	4.41x	4.38x	4.37x	2.91x	1.99x	1.88x	2.76x

(1)	Dividends on preferred stock have been grossed up by the effective tax rate for the period.